Exhibit (d)(4)(ii)

EXHIBIT A

(as of March 14, 2012)

Fund	Annual Advisory Fee
(as a % of average daily net assets)
Multi-Manager Alternatives Fund	a.	1.00% of the total value of all assets managed by the Adviser, and not by a Sub-Adviser, and that are invested in underlying funds; and
	b.	1.60% of the total value of all other assets of the Multi-Manager Alternatives Fund.

Van Eck CM Commodity Index Fund	0.75% of the average daily net assets of the Van Eck CM Commodity Index Fund
Van Eck Long/Flat Commodity Index Fund	0.85% of the average daily net assets of the Van Eck Long/Flat Commodity Index Fund
Unconstrained Emerging Markets Bond Fund	0.80% on the first $1.5 billion of the average daily net assets and 0.75% of the average daily net assets in excess of $1.5 billion of the Unconstrained Emerging Markets Bond Fund